FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                               CDG Investments Inc.

(Registrant)

Date February 8, 2006

  “Barbara O’Neill”

Barbara O'Neill, Secretary

Yes                 No        X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG Investments Inc.

Suite 500, 926-5th Avenue S.W.

Calgary, Alberta, T2P 0N7

Phone: (403) 233-7898  Fax: (403) 266-2606

NEWS RELEASE

February 8, 2006

News Release:

         06-01

            CNQ: CDGI

OTC Bulletin Board: CDGEF

For Further Information Contact:

James Devonshire, President at 403-233-7898

CDG Investments Inc. Announces Reorganization/Dividend

CDG Investments Inc. (“CDG”) announces that, at its April 19, 2006 Annual & Special Meeting of Shareholders it will request approval for the reorganization (the "Reorganization") of the business of CDG. This reorganization will include the pro rata distribution of the common shares in Tyler Resources Inc. (“Tyler”-TYS-TSX-V-TYRRF-OTC_BB) (the "Tyler Shares")held by CDG, to holders of the common shares of CDG, and the possible distribution of certain cash amounts (the "Distributed Cash")held by CDG in excess of amounts to be retained for the purposes of paying outstanding liabilities, financing future business opportunities and paying future operational costs (collectively the “Distributions”).

CDG has applied to the Canada Revenue Agency for an Advance Tax Ruling to the effect that the distributions will be treated as a return of capital, rather than a dividend, to the extent that the fair market value of the Distributions does not exceed the paid up capital of the common shares of CDG, which is estimated at approximately $1.00 per share. The record date for determining CDG shareholders entitled to the Distributions, the actual date of the Distributions, the exact amount of Distributed Cash and the exact ratio for the Tyler Shares will be determined, as early as possible once approval is received from the Shareholders and the Advance Income Tax Ruling is received from the Canada Revenue Agency.

CDG at present has 40,434,855 common shares outstanding, and may have up to 44,489,855 common shares outstanding at the time of the Distributions, if stock options for 725,000 common shares at prices between $0.11 to $0.33 per common share and warrants for 3,330,000 common shares at $0.65 per common share are exercised.

 CDG currently owns 14,146,952 shares of Tyler, and will be required to sell 400,000 shares prior to the distribution of the Tyler Shares to ensure that it meets certain regulatory requirements. CDG may sell additional Tyler Shares at any time should circumstances so warrant.  CDG also holds warrants to acquire 400,000 Tyler Shares at an exercise price of $1.75 per Tyler Share. CDG plans to sell these warrants or the underlying Tyler Shares, acquired on the exercise of such warrants, prior to the Distributions.

News Release

February 8, 2006

The Board of Directors of CDG previously determined that CDG’s continuance as an investment company was not in the best interests of its shareholders as the value of CDG’s holdings had not been, nor likely would be in the future adequately reflected in the share price of CDG. In November 2005, CDG distributed substantially all of its holdings in two affiliated companies, together with a cash payment, in furtherance of reorganizing its business and rationalizing its assets.

CDG believes that the Distributions will allow shareholders to realize significant additional value by holding CDG’s remaining investment directly, and will also facilitate CDG’s pursuit of other business opportunities which may be of more benefit to shareholders.

Notwithstanding Shareholders approval, the Board of Directors of CDG, without further notice to or approval of the Shareholders, may decide not to proceed with the Reorganization.

“James Devonshire”

James Devonshire

President

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of proxies, in any jurisdiction, including but not limited to, the United States.  The CDG Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of CDG’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of CDG. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause CDG’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in CDG’s filings with the Canadian securities authorities. Accordingly, holders of CDG shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.  CDG disclaims any responsibility to update these forward-looking statements.

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